May 29, 2007

Mark P. Shuman
Branch Chief - Legal
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Re:	Enigma Software Group, Inc.
Amendment No. 5 to Form SB-2
Filed on May 1, 2007
File No. 333-136005

Form 10-KSB/A for fiscal year ended December 31, 2006
Form 10-QSB for the period ended March 31, 2007
File No. 0-50561

Dear Mr. Shuman:

On behalf of Enigma Software Group, Inc., (“Enigma” or the “Company”), we hereby submit Enigma’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 22, 2007, regarding the above referenced Forms SB-2, 10-KSB/A and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Enigma. References herein to “we,” “us” and “our” refer to Enigma unless the context indicates otherwise.

General

1.	Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

Response: The Company has updated the financial statements as requested. Please see the Company’s financial statements, beginning on page F-1 of the Prospectus.

Executive Compensation, page 36

2.	Please refer to prior comment 3 of our letter dated April 18, 2007. Please revise to disclose the specific information regarding Mr. Scarlata provided in your response.

Response: The Company has revised the disclosure as requested. Please see page 41 of the Prospectus.

Form 10-KSB/A for the fiscal year ended December 31, 2006

3.
We reissue in part prior comment 7 of our letter dated April 18, 2007. Please amend the filing to provide a conclusion of management as to whether the company's disclosure controls and procedures were or were not effective for the period ended December 31, 2006. While you discuss existing material weaknesses, you do not state that the company's disclosure controls and procedures were not effective.

Response: The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-KSB/A (Amendment No. 2) for the fiscal year ended December 31, 2006.

4.
It is unclear from your disclosure whether the material weakness regarding the design and maintenance of adequate controls has been effectively addressed and eliminated. While we note your disclosure that the misstatements resulting from the material weakness were corrected in the restated financial statements, the disclosure regarding the status of the material weakness is ambiguous. That is, it is unclear whether at December 31, 2006 you had two existing material weaknesses - design and maintenance of adequate controls and limited segregation of duties - or just one - limited segregation of duties. To the extent you have eliminated the material weakness relating to design and maintenance of adequate controls, this should be explicitly stated. Moreover, please clarify whether the changes to internal control over financial reporting, i.e., receipt of counsel from your independent public accountants and the review of literature by the company and CFO, relate specifically to the design and maintenance of adequate controls.

Response: The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-KSB/A (Amendment No. 2) for the fiscal year ended December 31, 2006.

5.
Please refer to prior comment 8 of our letter dated April 18, 2007. Please include an affirmative statement that there were changes in your internal control over financial reporting during the fourth quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.

Response: The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-KSB/A (Amendment No. 2) for the fiscal year ended December 31, 2006.

Form 10-QSB for the period ended March 31, 2007

6.
We reissue prior comment 13 of our letter dated February 28, 2007. The disclosure in this section relates to material changes that occurred “during the small business issuer’s last fiscal quarter.” See Item 308(c) of Regulation S-B. You state that there were no changes in your internal controls over financial reporting “that could have significantly affected those controls subsequent to the date of the evaluation referred to in the previous paragraph” (emphasis added). Please revise this statement to indicate that there were no changes during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting, and delete all references to “significant” changes occurring “subsequent to the date of the evaluation.”

Response: The Company has revised the disclosure as requested. Please see page 4 of the Company’s Form 10-QSB/A for the period ended March 31, 2007.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802. Because the Company hopes to complete its offering as soon as practicable, if there is anything that we can do to expedite your review, please let me know as soon as possible.

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele

cc:	Via Facsimile
Alvin Estevez
Enigma Software Group, Inc.
Facsimile: (203) 921-0349